UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
VISPIRI Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 14, 2019

Physical address of issuer
1768 East 25th St, Cleveland, OH 44114

Website of issuer
www.clevelandwhiskey.com

Current number of employees
16

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$ 1,789,610	$ 1,425,629
Cash & Cash Equivalents	$ 468,953	$ 347,889
Accounts Receivable	$ 260,183	$ 232,956
Short-term Debt	$ 231,295	$ 124,103

Long-term Debt	$ 648,047	$ 617,243
Revenues/Sales	$ 2,242,509	$ 2,005,312
Cost of Goods Sold	$ 877,607	$ 901,198
Taxes Paid	$ 20,000	$0
Net Income	$ 60,458	$ -167,102

March 31, 2021

FORM C-AR

VISPIRI Inc. (d/b/a Cleveland Whiskey)



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by VISPIRI Inc, a Delaware Corporation (the "Company," "Cleveland Whiskey," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.clevelandwhiskey.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 31, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or

relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

VISPIRI Inc. (the "Company," "Cleveland Whiskey," "we," "us," etc.) is a Delaware Corporation Company, formed on February 19, 2019. On December 31, 2019, VISPIRI Inc. merged with Cleveland Whiskey LLC, an Ohio Limited Liability Company, with VISPIRI Inc. the surviving entity.

The Company is located at 1768 East 25th St, Cleveland, OH 44114.

The Company's website is www.clevelandwhiskey.com.

The information available on or through our website is not a part of this Form C-AR.

BUSINESS

Description of the Business

We have developed a disruptive pressure aging process to dramatically improve the flavor profiling and maturation of distilled spirits (protected by both patent 8,889,206 and proprietary/guarded trade secrets).

Business Plan

To produce and sell high quality small batch distilled spirits and complementary products.

History of the Business

The Company was founded by Tom Lix in 2009.

The Company's Products and/or Services

Distilled spirits, whiskey and bourbon produced and marketed under brands including Cleveland Black Reserve, Christmas Bourbon®, The Eighty-Seven®, Cleveland Underground™, Wheat Penny® and others.

Distribution

We primarily sell our distilled spirits products to distributors, who then sell the product to retail customers. Certain states, such as Ohio, North Carolina, Michigan and West Virginia directly control the sale of alcohol. In these states, the product is first sold to the state, which then sells the product to both wholesale and retail accounts.

Sales to distributors are followed up by assertive sales and support including promotional visits to both on and off-premise facilities, "ride-along" initiatives with the distributor sales reps as well as participation in training and tasting events at retailers.

Competition

The Company's primary competitors are Diago (Bulleit), Brown-Foreman (Jack Daniels), Suntory (Maker's Mark, Jim Beam), Campari (Wild Turkey) and a string of craft distilleries including Watershed, Middle West, Koval and others.

Supply Chain and Customer Base

The principal raw materials used in manufacturing and packaging our distilled spirits are water, corn, wheat, rye, malted barley, sugar, cardboard cartons, glass, labels and woods for finishing. We believe that our relationships with our vendors are good. Currently, none of these raw materials is in short supply, but shortages could occur. From time to time, our agricultural ingredients could be adversely affected by weather and other forces that might constrain supply, such as price fluctuations as a result of tariffs imposed by the United States or other countries.

Intellectual Property and Research and Development

The Company's intellectual property includes patents, trademarks and closely guarded trade secrets and process know-how. The company maintains an active product and process development program.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
1768 East 25th, Cleveland, Ohio 44114	Lease	Distillery, production, and office space
601 Stones Levee, Cleveland, Ohio, 44113	Lease	Future distillery, production, office, bar/restaurant and event center space

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations relating to the production, sale and consumption of alcohol.

Expenditures for compliance with federal, state and local environmental laws and regulations are consistent from year to year and are not material to the Company.

Litigation

None.

Other

The Company's principal address is 1768 East 25th, Cleveland, OH 44114.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials and basic ingredients for our products.

We depend on these suppliers to produce our products. Our ability to create our products may be adversely affected if suppliers do not provide the agreed-upon supplies in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies from whom we acquire such items, do not provide raw materials and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Kevin L. Cash, Reese Edwards, Tom Lix, and Don Coffey. The loss of Kevin L. Cash, Reese Edwards, Tom Lix, Don Coffey or any additional member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including a patent in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Tom Lix in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Tom Lix dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Financial statements for the year ending December 31, 2020 have not been audited.

The most recent audited financial statements of the Company are for the years ended December 31, 2019 and 2018.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We are heavily dependent on our distributors.

We sell spirits to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as liquor and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing specialty beer and spirits brands, as well as national beer and spirits brands, and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under some of these state laws, distribution agreements can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our distilleries, production facilities and tasting rooms.

Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distilleries, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

The imposition of tariffs by the United States and retaliatory tariffs enacted by foreign countries continue to negatively impact our business.

The cost of certain raw materials has increased as a result of import tariffs enacted by the United States government. These increased costs have, and are expected to continue to, negatively impacted our gross margins and cash flows. Additionally, the uncertainty surrounding United States tariff policies and plans, and any retaliatory tariffs placed on United States exports as a reaction to United States policy, has created a significant barrier to developing and building distributor and customer relationships in international markets.

Our financial condition and results of operations could be adversely affected by health pandemics.

Our business could be materially and adversely affected by health pandemics, including, but not limited to, outbreaks of the Coronavirus or COVID-19. Any prolonged pandemic of the COVID-19, or other contagious infection in the markets in which we do business, or in which our supplies operate, may result in decreased product demand, supply chain disruptions, worker absences, lower asset utilization rates, voluntary or mandated closure of our facility, travel restrictions on our employees, and other disruptions to our business. Any prolonged or widespread health pandemic could severely disrupt our business operations, result in a significant decrease in

demand for our products, and have a material adverse effect on our financial condition, results of operations and cash flows.

Continued growth of the Company is dependent on increasing production capacity.

Demand for our products currently outpaces our manufacturing capacity. Improvements in capacity are underway in our current leased premise at 1768 E. 25th Street in Cleveland. However, continued revenue growth for the company is dependent on the successful transfer of manufacturing operations to the newly leased facility at 601 Stones Levee in Cleveland. This move to 601 Stones Levee includes renovating the existing historical building, obtaining the necessary city, state and federal permits required to operate, moving certain aspects of current manufacturing equipment, and purchasing of additional manufacturing equipment. To finance this move, we are seeking funds from various sources, including traditional banks, government agencies, and historical tax credits. Any delays in obtaining this funding may have a material impact on our ability to grow revenue.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The Directors and Officers of the Company are listed below:

Name
Kevin L. Cash - Director (2016- present)

Kevin Cash joined as a Director in 2016, adding financial, audit and strategic planning expertise to Cleveland Whiskey. Kevin currently serves as Chief Operating Officer at Wilson Elser Moskowitz Edelman & Dicker LLP. Previously, he held roles as Chief Financial Officer at Orrick, Herrington & Sutcliffe LLP, Chief Financial Officer at Pierce, Bainbridge, Beck, Price & Hecht LLP and Chief Financial Officer at Baker & Hostetler, LLP. He holds credentials as a Certified Public Accountant (CPA), a Certified Information Systems Auditor (CISA), Certified Information Security Manager (CISM) and Diplomate of the American Board of Forensic Accountants (DABFA). Kevin has also served on the Board of Directors for Public Broadcasting Station WVIZ/PBS Ideastream® and has served on the Advisory Board for the School of Accounting at both the University of Akron and Miami University where he earned his Bachelor of Science Degree in Accountancy, specializing in Decision Sciences.

Name
Don Coffey - Director (2019 – present). Chief Science Officer (2020 – present)

Don Coffey is a Food Industry expert, with broad leadership experience and capabilities in research and development, marketing, and sales. Don has over 35 years' experience in the food and alcohol industries, including 22 years with the Dow Chemical Company as General Manager of the Food Cellulosics business and 6 years as Executive Vice President of Research, Development and Innovation at MGP Ingredients, a leading supplier of premium distilled spirits. Don is currently the Chief Technology Officer of EDGE Ingredients,

Don received a M.S. in Food Science from the University of Massachusetts Amherst and a Ph.D. in Food Science from Michigan State University.

Name
Tom Lix – Founder, CEO, Director (2009 – present)

Serial entrepreneur Tom Lix is Cleveland Whiskey's Founder and CEO. More recently he was the Director of the Center for Entrepreneurship at Lake Erie College as well as an Associate Professor of Entrepreneurship at the same institution. He was the founder and President of application services provider Public Interactive® (acquired by Public Radio International www.pri.org) and the former President of MarketPulse, a wholly owned subsidiary of Computer Corporation of America (acquired by Rocket Software www.rocketsoftware.com). Previously he was President of Yankelovich Partners (www.thefuturescompany.com) where he consulted for leading food, hospitality and entertainment companies including Proctor & Gamble, Guinness, PepsiCo, HBO®, American Airlines and

Federal Express. Lix spent some formative years in the US Navy where in addition to some early bootleg distilling, he was cross trained in nuclear physics and thermodynamics along with seawater/freshwater distillation. A college dropout, he hitchhiked across the country, fought forest fires in Alaska at the age of 17, and founded the first University sponsored Motorcycle Club in America. He has since obtained his Doctorate in Business Administration from Boston University.

Reese Edwards – CFO (2017 – present)

Reese Edwards joined Cleveland Whiskey in 2017 as Controller, becoming CFO in 2020. Prior to Cleveland Whiskey, he was the Corporate Financial Controller of ERICO International, a global industry leader in engineered fastening products for electrical, mechanical and civil applications. In this role, Reese was integral in the $1.8 billion acquisition of ERICO by Pentair plc, from due diligence through integration into Pentair's Engineered Solutions segment, where he served as Director of Accounting and Controls. Prior to ERICO, he was the Assistant Controller and Chief Accountant of GrafTech International. During his time at GrafTech, he was involved in multiple acquisitions and divestitures, ranging in size from $6 million to $937 million. Reese graduated from Tulane University with a Bachelor of Science in Management in Accounting and Finance, and is a Certified Public Accountant.

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Managers
Incurrence of indebtedness	Board of Managers
Sale of property, interests or assets of the Company	Chief Executive Officer, Board of Managers
Determination of the budget	Chief Executive Officer
Determination of business strategy	Board of Managers
Dissolution of liquidation of the Company	Members

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Ohio law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees in Ohio, 1 in Florida, 1 in Massachusetts, 1 in North Carolina, and 1 in Rhode Island.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities, as of March 31, 2021:

Type of security	Preferred Units
Amount outstanding	1,139,989
Voting Rights	Voting rights on major decisions
Anti-Dilution Rights	Preemptive rights, right of co-sale, right of first refusal
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Will dilute owners upon conversion or exercise of preemptive rights during future financing

Type of security	Class A Units
Amount outstanding	1,488,009
Voting Rights	Voting rights on major decisions
Anti-Dilution Rights	Preemptive rights, right of co-sale, right of first refusal
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Will dilute owners upon conversion or exercise of preemptive rights during future financing

Type of security	Class B Units
Amount outstanding	424,100
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Will dilute owners upon conversion

Type of security	Class C Units
Amount outstanding	166,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Class D Units
Amount outstanding	268,605

Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Class E Units
Amount outstanding	189,061
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company had the following debt outstanding as of December 31, 2020:

Type of debt	Notes
Name of creditor	David A. Camiener
Amount outstanding	$11,173
Interest rate	4%
Payment schedule	Annually on the 15th of December
Maturity date	December 2042

Type of debt	Convertible Notes
Name of creditor	Cara Zale LLC
Amount outstanding	$128,425
Interest rate	4%
Payment schedule	Monthly
Maturity date	January 2024

Type of debt	Convertible Notes
Name of creditor	Solon Spec LLC
Amount outstanding	$128,425

Interest rate	4%
Payment schedule	Monthly
Maturity date	January 2024

Type of debt	Notes
Name of creditor	Cuyahoga County, Ohio
Amount outstanding	$108,766
Interest rate and payment schedule	7.5%
Payment schedule	Monthly
Maturity date	May 2024

Type of debt	Notes
Name of creditor	ECDI
Amount outstanding	$14,111
Interest rate	8.12%
Payment schedule	Monthly
Maturity date	May 2023

Type of debt	Notes
Name of creditor	ECDI
Amount outstanding	$89,959
Interest rate	9.06%
Payment schedule	Monthly
Maturity date	April 2023

Type of debt	Grant
Name of creditor	Lorain County Community College
Amount outstanding	$33,500
Interest rate and payment schedule	0.00% interest
Payment schedule	Annually in September

Maturity date	September 2020

Type of debt	Loan
Name of creditor	City of Cleveland
Amount outstanding	$75,710
Interest rate and payment schedule	2.98% interest
Payment schedule	Monthly
Maturity date	August 2024

Type of debt	Loan
Name of creditor	Citizens Bank
Amount outstanding	$109,908
Interest rate and payment schedule	8.0% interest
Payment schedule	Monthly
Maturity date	March 2024

Type of debt	Loan
Name of creditor	U.S. Small Business Administration
Amount outstanding	$150,000
Interest rate and payment schedule	3.75% interest
Payment schedule	Monthly
Maturity date	May 2050

Type of debt	Loan
Name of creditor	ECDI
Amount outstanding	$19,614
Interest rate and payment schedule	6% interest
Payment schedule	Monthly
Maturity date	June 2026

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class E Units	189,061	$814,853	General operations	September 15, 2018	Regulation CF
Whiskey Secured Bond		$1,212,500 (estimated)	Renovation of 601 Stones Levee property	March 1, 2021	Regulation CF

Ownership

A majority of the Company is owned by a few people and entities.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Tom Lix	52.6%
Cara Zale LLC	27.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR. The financial statements are an important part of this Form C-AR, and are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has certain debt instruments with David A. Camiener (individual), Solon Spec LLC, and Cara Zale, LLC (as noted above). David Camiener, and certain managing partners of Solon Spec LLC and Cara Zale, LLC (David Camiener and Joseph Crocker, respectively) were former Board members of Cleveland Whiskey LLC.

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

The Company complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past**.**

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Tom Lix
_____
(Signature)

Tom Lix
_____
(Name)

CEO
_____
(Title)

March 31, 2021
_____
(Date)

/s/ Reese Edwards
_____
(Signature)

Reese Edwards
_____
(Name)

CFO
_____
(Title)

March 31, 2021
_____
(Date)

/s/ Kevin Cash
_____
(Signature)

Kevin Cash
_____
(Name)

Director
_____
(Title)

March 31, 2021
_____
(Date)

/s/ Don Coffey

_____
(Signature)

Don Coffey
_____
(Name)

Director
_____
(Title)

March 31, 2021
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

VISPIRI Inc. *(**d/b/a Cleveland Whiskey**)*
Financial Statements for the Years Ended December 31, 2020 and 2019
March 31, 2021



VISPIRI INC
BALANCE SHEET



	December 31, 2020	December 31, 2019
ASSETS		
Cash	468,953	347,889
Accounts Receivable	260,183	232,956
Inventory and Other Current Assets	402,482	360,959
Total Current Assets	1,131,618	941,804
Fixed Assets, net	614,476	442,985
Intangible Assets, net	43,516	40,840
Total Assets	$ 1,789,610	$ 1,425,629
LIABILITIES		
Accounts Payable	80,033	88,926
Other Current Liabilities	88,224	100,351
Current Portion of Notes Payable	231,295	124,103
Total Current Liabilities	399,551	313,380
Other Long Term Liabilities	47,500	-
Long Term Notes Payable	648,047	617,243
Total Liabilities	1,095,099	930,623
Capital Invested	3,622,461	3,483,411
Retained Earnings	(2,927,949)	(2,988,405)
Total Equity	694,512	495,006
Total Liabilities and Equity	$ 1,789,610	$ 1,425,629

See accompanying notes.





VISPIRI INC
Income Statement
For the Years Ended December 31, 2020 and 2019

	Dec YTD 2020	Dec YTD 2019
TOTAL REVENUE	2,242,509	2,005,312
TOTAL COGS	877,607	901,199
GROSS MARGIN	1,364,902	1,104,113
GM %	61%	55%
SELLING EXPENSE	573,415	531,688
MARKETING EXPENSE	305,695	359,063
GENERAL AND ADMIN EXPENSE	533,641	619,280
Other (Income) expense, net	(172,952)	(327,267)
Excise Taxes	37,657	38,705
Interest Expense	26,988	49,748
TOTAL OPERATING EXPENSES	1,304,444	1,271,215
Provision for Income Taxes	-	-
NET INCOME (LOSS)	60,458	(167,102)

See accompanying notes.




VISPIRI INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020 and 2019

	2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	60,458	(167,102)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Gain on debt extinguishment - related party	-	(281,605)
Depreciation and Amortization	100,746	111,220
Non Cash Stock Based Compensation	139,050	186,174
Source (Use) from Working Capital		
Accounts Receivable	(27,227)	(39,250)
Inventory and Other Current Assets	(21,524)	14,376
Prepaid Cash Taxes	(20,000)	-
Accounts Payable and Accrued Exp	97,626	45,113
Net cash provided by operating activities	**329,128**	**(131,074)**
INVESTING ACTIVITIES		
Leasehold Improvements	(226,483)	-
Purchase of machinery and equipment	(538,987)	(38,491)
Net cash used by investing activities	**(765,470)**	**(38,491)**
FINANCING ACTIVITIES		
Grants received	500,000	-
Debt incurred	170,000	140,000
Debt payments	(112,594)	(190,794)
Net cash provided by financing activities	**557,406**	**(50,794)**
Net cash increase (decrease) for period	121,064	(220,359)
Cash at beginning of period	347,889	568,248
Cash at end of period	468,953	347,889

See accompanying notes.

ORGANIZATION AND NATURE OF ACTIVITIES

VISPIRI Inc. ("the Company," "Cleveland Whiskey," "we," "us," etc.) is a Delaware Corporation, which was incorporated on February 14, 2019. On January 1, 2020, VISPIRI Inc. merged with Cleveland Whiskey LLC ("the Predecessor Company"), an Ohio Limited Liability Company, effectively transferring the Predecessor Company to VISPIRI Inc. The Predecessor Company was dissolved in conjunction with this merger transaction.

The Company produces distilled spirits and ancillary products using a proprietary pressure aging process to dramatically increase the flavor profiling and maturation and the spirits.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The combined financial statements have been retroactively adjusted to apply the merger of the limited liability company and the corporation effective at the beginning of the periods presented. Certain amounts previously reported have been reclassified to conform with current year presentation. The company has adopted the calendar year as its basis of reporting.

Principles of Preparation of Combined Financial Statements

On January 1, 2020, VISPIRI Inc. and Predecessor Company entered in a merger transaction, dissolving the Predecessor Company. In accordance with ASC 805-50-45-5, for transactions between entities under common control, combined financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, the combined financial statements presented herein includes the combined activities and balances of VISPIRI Inc. and Cleveland Whiskey LLC, adjusted as though the merger transaction occurred at the beginning of prior periods. The management team operating these entities before and after the merger has remained the same. All intercompany activity and balances are eliminated in these combined financial statements.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federal insured limits.

Inventory

The Company's inventory consists of the Company's products in various stages of readiness for bottling and sale, raw materials, and packaging and shipping materials. Inventories are stated at the lower of cost or market.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for serviced to be rendered to the Company. For the periods ended December 31, 2020 and 2019, prepaid expenses consisted primarily of insurance payments with a policy term ending subsequent to the end of the period. The period ended December 31, 2020 also included a $20,000 federal income tax prepayment.

Property, Plant and Equipment

The Company's property, plant and equipment consists primarily of production, testing and bottling equipment for distilling and packaging distilled spirits for sale by the Company's distributors.

Property, plant and equipment is stated net of accumulated depreciation. Depreciation on fixed assets is calculated based on management estimates of the useful lives of the assets.

Patents, Trademarks and Other Intellectual Property

Patents, trademarks and other intellectual property consists of amounts capitalized during development of the Company's products, processes, packaging and websites.

Other Current Liabilities

Other current liabilities consist primarily of accrued commissions related to sales of the company's products by distributors in various states where the Company sells its product.

Notes Payable and Long-Term Debt

The Company has notes payable to various parties ("the Notes"), including investors and former board members, which contain conversion provisions obligating the Company to take action subsequent to a liquidity event or failure to meet the terms of these Notes. Certain items of Company equipment have been pledged as collateral in order to secure the Notes.

The Company has a note payable to Solon Spec LLC, in the amount of $250,000. Any unpaid principal and accrued interest at maturity is convertible to equity at an enterprise valuation of $2,500,000. This note is repayable at 250% of the outstanding value of principal and accrued interest if a liquidity event occurs prior to conversion. As of December 31, 2020, the outstanding principal amount was $128,425.

The Company has a note payable to Cara Zale LLC, in the amount of $250,000. Any unpaid principal and accrued interest at maturity is convertible to equity at an enterprise valuation of $2,500,000. This note is repayable at 250% of the outstanding value of principal and accrued interest if a liquidity event occurs prior to conversion. As of December 31, 2020, the outstanding principal amount was $128,425.

Equity Capital

The Company has the following classes of equity outstanding:

- Class A Units (common voting membership units primarily issued to founding members as performance based equity. There are 1,488,009 Class A Unites authorized and issued.

- Class B Units are non-voting units issued under the Cleveland Whiskey Options plan. A total of 472,002 Class B Units have been authorized, of which 322,400 have been issued, and 46,500 have been exercised.

- Class C Units are non-voting units, with 166,000 authorized and issued.

- Class D Units are non-voting units, with 268,605 authorized and issued.

- Class E Units are non-voting units, with 189,061 authorized and issued.

- Preferred Units are voting membership units issued to early outside investors and total 1,139,989 issued and outstanding.

Additional Paid in Capital

During 2019 and 2018, the Company incurred expense related to the acquisition of capital, that were deducted from additional paid in capital.

<u>Leases and Rent</u>

The Company leases its production, testing and headquarters facility located in Cleveland, Ohio under an operating lease arrangement. Our current lease agreement expired in September 2020, with continued occupancy on a month-to-month basis.

During July 2020, we entered into a long-term operating lease agreement for a building in Cleveland, Ohio, which is over three times the size of our current leased space. This new location will greatly expand our production capacity, and will include office space, event space, and bars/restaurants. This lease agreement gives us control of the building for the next 45 years. The lease agreement does not require rent payments for the first 12 months of the agreement.

We are in the process of building rehabilitation in preparation of moving our production and operations into the space in late 2021 / early 2022.

<u>Federal Income Taxes</u>

The Predecessor Company generated a net tax basis operating loss during 2019. As an LLC, these losses were allocated to members based on their ownership percentage of the company. As discussed above, on January 1, 2020 the Predecessor Company merged with VISPIRI Inc., a Delaware C corporation. As such, beginning in 2020, gains and losses of the company are assessed and recorded at the company level. During December 2020, we made a federal income tax prepayment of $20,000 based on our projected net tax basis income for the year.

CONCENTRATIONS

The Company produces a limited product line for which distribution is currently possible only to certain geographical regions. As a result, the Company may be vulnerable to adverse operational or regulatory events relating to the sale or distribution of distilled spirits in these regions, in any one state or locality in that region, or through one or more of the Company's distributors in these regions.

The Company may maintain cash balances at times that exceed Federal Deposit Insurance Corporation ("FDIC") insurance limits. Cash balances in demand deposit accounts are insured by the FDIC up to $250,000.

GOVERNMENT PAYMENTS

At the period end, the Company owed no amounts with respect to government payments other than the federal or state taxes related to the production and sale of distilled spirits and amounts due to the City of Cleveland and Cuyahoga County under the loan agreements.

SUBSEQUENT EVENTS

On March 1, 2021, the Company closed a bond offering under Regulation CF. The bond is a 6 year note, with interest accruing at 5% per year. These bonds are secured by barrels of whiskey which will be produced in the new leased facility and aged a minimum of 4 years. At the end of the bond term, investors can choose to receive a cash payment of principal plus accrued interest in satisfaction of the bond, or take the bond value (or a portion thereof), including accrued interest, and "convert" the bond into bottles of the whiskey that was securing the bond. Amounts pledged under this bond offering totaled approximately $1.2 million. We have received $0.8 million of the funds raised, with the remainder held in escrow by our offering agent.

****